Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax 763-765-6355

February 12, 2010

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

     RE: Preliminary Proxy Materials for the Allianz Variable Insurance Products Trust
           (SEC File Nos. 333-83423 and 811-09491)

Dear Ms. Samuel:

On February 11, 2010, you provided telephonic comments regarding the above-referenced proxy materials, which we submitted February 1, 2010. The proxy materials relate to a special meeting of shareholders for three funds of the Allianz Variable Insurance Products Trust.

This letter responds to your comments with respect to the proxy materials for the AZL S&P 500 Index Fund and the AZL Small Cap Stock Index Fund, which seek approval of the Funds' subadviser and manager of managers order. Each comment is summarized below, followed by our response.

You did not provide comments with respect to the separate proxy materials for the AZL Schroder Emerging Markets Fund, which seeks approval of the Fund's manager of managers order. We will review and make corresponding changes to those proxy materials to the extent that your comments are applicable.

If I have misstated any of your comments, or if you have any additional comments, please let me know.

COMMENT: You requested that we revise references to approval of the subadviser to make clear that approval would be retroactive to October 26, 2009.

RESPONSE: We will revise references to approval of the subadviser on the cover page, on the notice of meeting and on the first page of the proxy statement to read "To approve BlackRock Investment Management, LLC as the subadviser for each of the Funds, effective October 26, 2009."

COMMENT:  You requested that we clearly note that each proposal is independent.

RESPONSE: We will add the following to the cover page, to the notice of meeting and to the first page of the proxy statement: "Each proposal is independent; a proposal could be approved even if other proposals are not approved."

COMMENT: You noted that the proxy materials do not identify the Funds' principal underwriter.

RESPONSE: We will note that Allianz Life Financial Services, LLC is the Funds' distributor and principal underwriter.

COMMENT: You requested that we revise the discussion in the second paragraph under "Allianz Investment Management LLC (the "Manager")" to be clear that the investment management agreement with the Manager and the subadvisory agreement with Dreyfus were approved by the initial sole shareholder, and therefore not require to be approved by a vote of shareholders, and that shareholder approval is now being sought for the subadvisory agreement with BlackRock due to representations made in connection with the Substitution Order.

RESPONSE:  We will revise this discussion as requested.

COMMENT: You requested that we review Item 22(c)(1)(vi) and consider adding additional detail regarding the reasons for the termination of Dreyfus.

RESPONSE: We will add additional detail relating to the Manager's recommendation to replace Dreyfus with BlackRock at the 3rd and 4th paragraphs under "Board Consideration of the BlackRock Agreement."

COMMENT: You requested that we add a tabular presentation of the information required by Item 22(c)(9).

RESPONSE: We will add a tabular presentation of the information required by Item 22(c)(9) under "Advisory and Subadvisory Fees."

COMMENT: You requested that we provide additional explanation of why the Board concluded it was appropriate for the Manager to retain the benefit of BlackRock's lower subadvisory fees.

RESPONSE: We will provide additional explanation under "The costs of services to be provided and profits to be realized by BlackRock from its relationship with the Fund."

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson